Exhibit 99.1

HUB Security Has Named Nachman Geva as Its CTO to Lead the Company’s Secured Data Fusion Strategy and Drive Innovation

TEL AVIV, Israel, Jan. 16, 2024 (GLOBE NEWSWIRE) -- via IBN – HUB Cyber Security Ltd (Nasdaq: HUBC), a developer of Confidential Computing cybersecurity solutions and services (“HUB Security” or the “Company”), proudly announces the strategic appointment of Nachman Geva as its Chief Technology Officer (CTO). This move is meticulously crafted to position HUB Security at the forefront of the cybersecurity for the data fabric market, leveraging Geva’s proven high-tech data analytics expertise and stellar track record.

The Company is confident that adding seasoned professionals to crucial management positions sets the stage for a new era of excellence. These leaders, selected for their unparalleled expertise, bring direction and a history of experience, innovation, and adaptability to the table.

Nachman Geva, a distinguished entrepreneur with over two decades of leadership in high-tech data analytics, now assumes the pivotal role of Chief Technology Officer at HUB Security. His extensive experience encompasses steering efficient teams, launching successful software products, and excelling in Big Data applications, Analytics, Search, Data Warehousing, IoT, and Data Integration.

Geva, holding a Master of Business Administration (MBA) from the University of Massachusetts Amherst – Isenberg School of Management (2010-2013) and a Bachelor of Arts in Computer Science from the Israel Institution of Technology (“Technion”), is strategically positioned to advance HUB Security’s commitment to achieving excellence in data fabric security and establishing itself as the leader in the cybersecurity industry, particularly in the data fusion domain.

In response to the appointment, Noah Hershcoviz, CEO of HUB Security, commented, “We are thrilled to welcome Nachman Geva to the HUB Security team. His appointment is a strategic milestone, aligning perfectly with our vision to lead the data fusion market. Nachman’s wealth of experience and expertise will drive technological innovation, steering us towards becoming the category leader in data fabric security.”

For further information or inquiries, please contact: info@hubsecurity.com

About HUB Security Ltd.

HUB Cyber Security Ltd (“HUB Security”) was established in 2017 by veterans of the elite intelligence units of the Israeli Defense Forces. The Company specializes in unique Cyber Security solutions protecting sensitive commercial and government information. The Company debuted an advanced encrypted computing solution aimed at preventing hostile intrusions at the hardware level while introducing a novel set of data theft prevention solutions. HUB Security operates in over 30 countries and provides innovative cybersecurity computing appliances as well as a wide range of cybersecurity services worldwide.

Forward-Looking Statements

This press release contains forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995, including statements about the anticipated benefits of the transaction, and the financial condition, results of operations, earnings outlook and prospects of the combined company. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “future,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “seem,” “should,” “will,” “would” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements are based on the current expectations of the management of HUB Security, as applicable, and are inherently subject to uncertainties and changes in circumstances and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those discussed and identified in public filings made with the SEC by the HUB Security and the following: (i) significant uncertainty regarding the adequacy of HUB Security’s liquidity and capital resources and its ability to repay its obligations as they become due; (ii) the war between Israel and Hamas that commenced in October 2023 and the potential expansion of hostilities to other fronts may harm Israel’s economy and HUB Security’s business; (iii) expectations regarding HUB Security’s strategies and future financial performance, including its future business plans or objectives, prospective performance and opportunities and competitors, revenues, products and services, pricing, operating expenses, market trends, liquidity, cash flows and uses of cash, capital expenditures, and HUB Security’s ability to invest in growth initiatives and pursue acquisition opportunities; (iv) the outcome of any legal or regulatory proceedings against HUB Security in connection with our previously announced internal investigation or otherwise; (v) the ability to cure and meet stock exchange continued listing standards; (vi) the risk that the consummation of the business combination in February 2023 will disrupt HUB Security’s operations and future plans; (vii) competition, the ability of HUB Security to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (viii) limited liquidity and trading of HUB Security’s securities; (ix) geopolitical risk, including military action and related sanctions, and changes in applicable laws or regulations; (x) the possibility that HUB Security may be adversely affected by other economic, business, and/or competitive factors; (xi) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in HUB Security’s Annual Report on Form 20-F filed on August 15, 2023.

Should one or more of these risks or uncertainties materialize or should any of the assumptions made by the management of HUB Security prove incorrect, actual results may vary in material respects from those expressed or implied in these forward-looking statements.

All subsequent written and oral forward-looking statements concerning the business combination or other matters addressed in this press release and attributable to HUB Security or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in press release. Except to the extent required by applicable law or regulation, HUB Security undertakes no obligation to update these forward-looking statements to reflect events or circumstances after the date of this press release to reflect the occurrence of unanticipated events.